UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Talkspace, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
87427V103

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87427V103	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Firstime Ventures G.P. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,745,708*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,745,708*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,745,708*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 87427V103	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Talkspace, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

Not applicable.

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Firstime Ventures G.P. Ltd. (the “Firm”), an Israeli company. The address for the Firm is: 6 Hanehoshet Street, Tel-Aviv, Israel 6971070.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2.	(e) CUSIP No.:

87427V103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)    ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 87427V103	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned:	7,745,708*
(b) Percent of Class:	5.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	7,745,708*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	7,745,708*

As of December 31, 2021, the Firm may be deemed to beneficially own an aggregate of 7,745,708 shares of Common Stock of the Issuer. The number of shares reported above consists of (i) 774,039 shares held by Firstime Ventures L.P., (ii) 1,798,294 shares held by Firstime Investors A LP, (iii) 4,959,435 shares held by Firstime Ventures (A) L.P. (collectively, the “Firstime Entities”) and (iv) 213,940 shares held by Nextime Ventures I L.P. (“Nextime”). The Firm is the managing member of the Firstime Entities, and is the general partner of Firstime Ventures General Partner L.P., which in turn is the general partner of the Firstime Entities and may be deemed to have voting and dispositive power over the shares held by the Firstime Entities. Ilan Shiloah, Nir Tarlovsky and Jonathan Benartzi serve as Managing Partners of the Firm and may be deemed to share voting and dispositive power with respect to the shares held by the Firstime Entities. Firstime Ventures 2 G.P Ltd. (“GPGP 2”) is the general partner of Nextime Ventures General Partner L.P., which in turn is the general partner of Nextime. Ilan Shiloah, Nir Tarlovsky and Jonathan Benartzi serve as Managing Partners of GPGP 2 and may be deemed to share voting and dispositive power with respect to the shares held by Nextime. Ownership percentages are based on 152,307,497 shares of Common Stock issued and outstanding as of November 8, 2021, based on information from the Issuer and other public information.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87427V103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Firstime Ventures G.P. Ltd.

By: /s/ Jonathan Benartzi

Jonathan Benartzi, Managing Partner